EOM PHARMACEUTICAL HOLDINGS, INC.

136 Summit Avenue

Montvale, NJ 07645

August 2, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EOM Pharmaceutical Holdings, Inc.
(formerly known as Immunocellular Therapeutics, Ltd.)
Request for Withdrawal of Registration Statement on Form S-1
Filed on June 24, 2022
File No. 333-265817

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), EOM Pharmaceutical Holdings, Inc., a Delaware corporation (formerly known as Immunocellular Therapeutics, Ltd., the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-265817), together with all exhibits and amendments thereto, as initially filed with the Commission on June 24, 2022 (collectively, “Registration Statement”), effective immediately or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it opted not to pursue the offering contemplated thereby. The Company confirms that the Registration Statement has not been declared effective and that no securities have been sold pursuant to the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned at the above address, with a copy to Louis A. Brilleman, counsel for the Company, via email at lbrilleman@lbcounsel.com.

Additionally, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for future use by the Company.

Should you have any questions regarding this request for withdrawal, or if you require any additional information, please contact Louis A. Brilleman by telephone at (212) 537-5852.

Very truly yours,

/s/ Eli Goldberger
Name:	Eli Goldberger
Title:	Chairman